March 25, 2010

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

Disability Access Corporation

Your Letter of January 26, 2010

Form 10/A Filed December 23, 2009

Form 10-Q for the Quarter Ended March 31, 2009

Form 10-Q  for the Quarter Ended June 30, 2009

Form 10-Q  for the Quarter Ended September 30, 2009

File No. 000-53538

Karen Garnett:

This correspondence is in response to your letter dated January 26, 2010 in reference to our filing of the Form 10/A filed December 23, 2009, Form 10-Q for the Quarter Ended March 31, 2009, June 30, 2009 and September 30, 2009 filed on the behalf of Disability Access Corporation, File No. 000-53538.

Please accept the following responses and note that Registrant filed amended Form 10 on March  25, 2010.

Amendment No. 5 to Form 10

Comment 1

General

We have reviewed your responses to comments 3 and 4 in our letter dated December 3, 2009. It appears that you have not fully satisfied the conditions for conducting an unregistered spin-off. Specifically, we note the following:

•

Although PTS, Inc. disclosed the spin-off on Forms 8-K filed November 2, 2006 and January 3, 2007, these filings did not constitute the distribution of an information statement to the PTS shareholders and they did not contain disclosure that substantially complied with Regulations 14A or 14C under the Exchange Act.

•

Disability Access Corporation did not register its securities at the time of the spin-off but instead filed its registration statement on Form 10 approximately two years after the spin-off.

•

Your response letters have not clearly described a valid business purpose for the spin-off. You state that Disability Access Corporation was spun off in order to allow each company to pursue its own stated business objective without formal ties to the other. We note, however, that at the time of the spin-off, PTS retained 90% of the outstanding common stock of Disability Access Corporation. Refer to the Form 10-KSB filed by PTS for its fiscal year ended December 31, 2006.

Because you have not fully satisfied the conditions for conducting an unregistered spin-off, it appears that this distribution should have been registered under the Securities Act. Please confirm that PTS will provide disclosure in its next periodic report reflecting the potential Securities Act violation and its contingent liability for rescission demands by the PTS shareholders. If you believe the contingent liability-is not material, please provide us with a detailed analysis to support your view.

Comment 3

General

We have reviewed your response to prior comment 2. As to the third factor of the test, you state that “the transaction was fully disclosed in the parent company’s periodic filings and the subsidiary is registering the securities pursuant to 12(g) of the Exchange Act.” We note that the spin-off occurred in December 2006, yet you initially filed this Form 10 December 2008. Therefore, at the time of the transaction, you (the subsidiary) were not a reporting company. Staff Legal Bulletin No. 4 states that with regard to a pin-off transaction involving a non-reporting subsidiary, “the parent provides adequate information if, by the date it spins-offs securities…it gives its shareholders an information statement that describes the spin-off and the subsidiary and that substantially complies with Regulation 14A or Regulation 14C under the Exchange Act; and the subsidiary registered the spun-off securities under the Exchange Act,”. Please explain to us how PTS, Inc. was able to provide adequate information to shareholders and the public and disclose the number of recipients of spun off shares.

Comment 2

We note your response to comment 2 in our letter dated June 5, 2009. Please tell us the factual basis relied upon to meet the exemption claimed. In addition, please tell us why PTS did not file a Form D following the sale.

Comment 2

From the disclosure on page 15 of the Form 10-Q filed by PTS, Inc., we note that a pro rata distribution of over 126 million of your shares were distributed to its stockholders and that it currently owns about 48% of your common stock. Please provide us with an analysis of the basis for effecting such distribution as an unregistered transaction. Please refer to Staff Legal Bulletin 4, located at http://www.sec.gov/interps/legal/s1bcf4.txt

Comment 4

General

In connection with the preceding comment, please explain in more detail to us the valid business purpose for the spin-ff. Also, regarding your response’s position on the consideration, please note that serving as a shareholder base has been deemed consideration in exchange for shares.

Answer: PTS will provide disclosure in its next periodic report reflecting the potential Securities Act violation and its contingent liability for rescission demands by the PTS shareholders.

Comment 2

Item 2. Financial Information, page 16

Research and Development page 20

We have reviewed your response to comment 13 in our letter dated December 3, 2009. Your revised disclosure seems to indicate that the decrease in compensation and consulting expenses from 2007 to 2008 is a result of the closure of your Oregon technology office and reduction of staffing in 2007. Please confirm our understanding and revise your disclosures on page 23 accordingly.

Comment 13

Research and Development, page 20

We have reviewed your response to comment 14. Your response indicates that the accounting treatment for capitalizable software costs is the most significant factor contributing to the decrease in compensation and consulting expenses from 2007 to 2008. You have previously represented to us that the capitalized amounts for 2008 were the result of direct product development activity as opposed to operational cost incurred for IT support in 2007.  You further stated that the two periods are apples and oranges in the sense that 2007 IT cost were for hardware and software support as opposed to direct capitalized cost of new product development in 2008. We do not believe that a decrease in non-capitizable costs can be explained by the accounting treatment for capitalizable costs. As such, we are reissuing our comment in it entirety.

Comment 14

Research and Development, page 20

Your disclosure on page 24 of your current amendment indicates that the differences in compensation and consulting expenses between 2007 and 2008 are the result of the capitalization of software development costs. However, your response to prior comment 15 indicates that the types of costs incurred in 2008 are different than those incurred in 2007. In other words, the decreases in compensation and consulting expenses are not due to the capitalization of costs in 2008, but result from a decrease in hardware and software support activity in 2008. Please reconcile, for us, these assertions.

Answer: Page 19 has been amended as follows:

We expense software development costs up until the attainment of technological feasibility of our software products. During the year 2008, we have capitalized $236,135 of costs related to the development of software products which have achieved technological feasibility. No software development costs were capitalized during 2007. In 2006, DAC expended funds on their tablet software, reaching technical feasibility in January 2007. In 2007, DAC internally utilized the software on its existing clients testing software. In 2008, DAC decided to expand the initial product to be marketed to external users. During 2007, the Company spent $435,485 on ordinary support and maintenance of the Company's software and system, through which the Company identified areas for future software and system development such as various new solutions, logic pathways and end user functionalities. The afore referenced solutions and functionalities became the foundation for the product development capitalized in 2008.   Concurrently, in the 4th quarter of 2007, DAC restructured its technology support functions, and closed its Oregon technology office reducing staff and associated operating cost for support of the deployed systems.  A combination of four (4) executives and consultants comprised the staff reduction in the 4th quarter of 2007, and the remaining Oregon executive position was subsequently eliminated in the first quarter of 2008 for reasons not related to restructuring.

Comment 3

In regard to the closure of your Oregon technology office, please tell us, and clarify in future filings including any amendments to this Form 10, specifically when during 2007 the office was closed and how many employees were terminated.

Answer:  Page 23 has been amended as follows:

Total general and administrative expenses for the year ended December 31, 2008 decreased by $284,596, or 33%, to $584,424 for the year ended December 31, 2008 from $869,020 for the year ended December 31, 2007. The primary components of our general and administrative expenses are compensation costs, consulting fees, professional fees, rent and depreciation. The decrease in general and administrative expenses resulted primarily from decreases in compensation costs of approximately $109,000, consulting fees of approximately $121,000, rent expense of approximately $39,000 and bad debt expense of approximately $46,000, partially offset by an increase in professional fees of approximately $28,000. The decrease in compensation and consulting costs results primarily from the capitalization of software development expenses and the restructuring of our Oregon technology office in the 4th Quarter of 2007 which resulted in reductions in professional and consulting staff of 4 in the 4th Quarter of 2007 and the remaining position being eliminated in the 1st Quarter of 2008 for reasons not related to restructuring.

We do not expect general and administrative expenses to increase substantially in the coming 12 months.

We intend to focus on operating efficiencies, increasing revenues, and attaining profitability during this period. As our core support infrastructure is now in place we expect that increases in revenue will enjoy significant high margin profitability, particularly as our staff expansions will be in revenue generation and not support staff, (for example should the Company need to significantly expand the inspection staff, there will not be a need to expand administrative support nor management for that staffing increase, accordingly higher margins will be obtained

Comment 4

Six Months Ended June 30, 2009 compared to Six Months Ended June 30, 2008, page 21

We note your response to comment 15. Considering that you have experienced a decline in revenues during the most recent six-and nine-month periods, please revise to omit the statement that you expect "continued" growth and demand for your products and services. In addition, please tell us the basis for your statement that ADA litigation continues to increase across the United States, or remove this statement from your disclosure.

Comment 15

Six Months Ended June 30, 2009 compared to the Six Months Ended June 30, 2008, page 2

Please revise to provide the basis for your disclosure concerning the increase in ADA litigation. Also, it is not clear how you are able to expect “continued” growth and demand for your products and services when the figures indicate that you experienced a decrease in revenue. Please revise to clarify.

Answer: Page 21 has been amended as follows:

Total revenue was $449,091 for the six months ended June 30, 2009 compared to $779,622 during the six months ended June 30, 2008, a decrease of $330,531, or 42%. Revenue recognized in 2009 on the completion of fourth quarter 2008 projects was offset by a decrease in 2009 inspections and projects, due to delays in client implementation. DAC had received advance indication from certain of its clients that significant number of sites were forth coming for inspection in the 2nd quarter of 2009 accordingly given the logistics and lead times for certain sized projects the company declined other request for work, in anticipation of such sites, thus resulting in temporary decrease in revenue generating activity, when the anticipated locations were not provided till the later part of the 2nd quarter 2009.  As ADA litigation continues to increase across the United States, and the Federal Government continues to tie Federal funding to requiring ADA compliance the Company expects to see both continued growth and demand for its range of products and services.

Comment 5

Item 4. Security Ownership of Certain Beneficial Owners and Management page 26

Please revise footnote (7) to the table to briefly explain how you calculated the 502,141,826,893 shares of fully diluted common stock beneficially owned by Mr. Chin. Please tell us why this amount is not included in the table and explain how this amount is consistent with the amount of total authorized common shares, which appears to be approximately 2.4 billion.

Answer: The 502,141,826,893 was a typographical error. The correct number is 7,141,826,893. Mr. Chin controls 1,341,826,893 common shares for 54.8% of the current 2,445,000,000 authorized common shares.  He also controls 8,000,000 Series C Preferred shares which has voting right of 1:1 and every one (1) share of Series C has conversion rights into 100 Common Shares. When converted the Series C Preferred shares would equal 800,000,000 shares of common and bring the then authorized total shares for voting purposes to 3.250,000,000 and Mr. Chin's total voting shares to 2,141,826,893 which would give him 74.3% of the then voting shares.  Mr. Chin further controls 10,000,000 Series A Preferred shares would equal 5,000,000,000 voting rights.  So for voting purposes there are 8,250,000,000 voting shares of which Mr. Chin controls 7,141,826,893 for fully diluted voting control of 86%.

As the Series C preferred shares exceed the amount available to convert, Mr. Chin actual controls common shares of 1,341,826,893 against total authorized common of 2,445,000,000 for a ratio of 54.8%

Mr. Chin's voting control exceeds common share holding due to the voting rights of the two classes of preferred.  The most common shares that Mr. Chin can control is 1,341,826,893 against the authorized of 2,445,000,000.

Footnote 7 has been amended as follows:

7)   Peter Chin beneficially controls 7,141,826,893 of fully diluted common stock. This represents 86% of the common voting stock on a fully diluted basis.

Comment 6

Item 6. Executive Compensation, page 29

Please update this section to include compensation paid in 2009.

Answer: Item 6 has been updated.

Comment 7

Item 15. Financial Statements and Exhibits, page 33

Exhibits

We note your response to comment 17 in our letter dated December 3, 2009. Please file the Articles of Incorporation and the Bylaws of Disability Access Corporation, the Nevada corporation, as exhibits to your Form 10. Refer to item 601(bX3)(i) and (ii) of Regulation S-K. Please remove from the exhibit index any governing documents that do not relate to the registrant. Currently all organizational documents identified on your exhibit index relate to Delaware corporations.

Comment 17

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 26

It is unclear to us, based on the current governing documents filed, how you were able to issue all of the securities your currently have outstanding. Please note that the only Hirel Holdings charter, which is actually a Delaware charter, discloses your authorized securities of only 100 million shares. Please revise the appropriate section to clarify. Also, please file the governing documents that define the terms of your current outstanding securities.

Answer: Registrant filed Nevada articles of incorporation, amendment to articles of incorporation and by-laws to the amended Form 10/A #6 filed on March 25, 2010.

Comment 8

We note your response to prior comment 21. Please file all exhibits as part of the registration statement in the appropriate format, consistent with the format that you used for Exhibit 10.3 in Amendment No. 5. Your exhibits should not be submitted as Correspondence on the EDGAR system.

Comment 21

Exhibits

We note that several of your exhibits are long series of separate jpeg images. Please note that while it is appropriate to file electronic documents with images in them it is not appropriate to file an entire document as image. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please re-file the applicable exhibits in one of the correct document formats.

Answer: Registrant has filed all exhibits on the amended Form 10/A #6 filed on March 25, 2010 in the appropriate format and will file all future exhibits in the same manner.

Comment 9

We note that you have submitted a request for confidential treatment for portions of Exhibit 10.3. Please note that we will not be in a position to clear your Form 10 until we have resolved all comments on the request for confidential treatment.

Answer: Registrant has noted the comment.

Comment 10

Note 6 - Convertible Preferred Stock and Debentures, page F-16

This comment relates to comment 22 in our letter dated December 3, 2009 where we stated that we were currently consulting with the Office of the Chief Accountant regarding this issue. We sent the comment in a replacement letter dated December 3, 2009 later that day, but you did not respond to that comment so we have included it again below.

Your response to comment 19 indicates that you believe that the requirement for shareholder approval is overcome because for all periods presented, shareholder and board approval is deemed to be a formality and perfunctory. Although Mr. Chin is your majority shareholder, it does not appear that he can unilaterally call a vote and authorize the shares as he does not control the Board of Directors. Please provide us with a legal analysis of Mr. Chin's control of management of the company.

Comment 22

Note 6 – Convertible Preferred Stock and Debentures, page F-16

We continue to consider your response to previous comment 19 and we are currently consulting with the Office of the Chief Accountant regarding this issue. We may have further comment.

Comment 19

Item 15. Financial Statements and Exhibits, page 33

Note 6—Convertible Preferred Stock and Debentures, page F-16

We have read and reviewed your response to prior comment 31. We note that you do not plan to convert any of your stock into common shares until there is enough authorized common stock available to cover all common stock equivalents and the ability to increase your authorized shares is within the control of the Company and Peter Chin. Because of these factors you believe it is not necessary to record a derivative liability. However, since the Company cannot control its shareholders and Peter Chin does not have any legal obligation to continue to authorize more shares, we still believe that the conversion features embedded within these debt instruments should be treated separately as derivative liabilities since EITF 00-19 has no probability notion. Although the Company has expressed its intention to facilitate necessary changes to Disability Access Corporation’s capital structure in order to facilitate capital formation and improvement in the Company’s financial position, the shareholders are ultimately in control and may not always act in the best interest of the Company. Furthermore, while Peter Chin has control of shareholder votes in excess of 50%, he could choose to sell a portion of their interest in the future and therefore no longer be able to unilaterally vote to increase the amount of authorized and unissued shares available. For the above reason, we continue to believe that the Company should bifurcate the conversion options embedded in the convertible debt hosts and account for them as derivative liabilities pursuant to SFAS 133 and paragraph 20 of EITF 00-19.

Comment 31

Note 6 – Convertible Preferred Stock and Debentures, page F-16

We have reviewed your revisions made in response to comment 51 from our letter dated January 27, 2009. Since neither Mr. Chin nor PTS is the registrant, it is not clear to us how you are able to conclude that the ability to increase your authorized share is within the registrant’s control. We reissue our original Comment. Please tell us how you determined that no derivative liability should be recorded for the excess in common stock equivalents over authorized shares and reference the appropriate accounting literature in your response.

Comment 51

Please tell us how you determined that no derivative liability should be recorded for the excess in common stock equivalents over authorized shares and reference the appropriate accounting literature.

Answer:  Mr. Chin is the controlling shareholder of the Company.  In addition, Mr. Chin is one of three directors currently serving on the Company’s board of directors, and Mr. Chin serves as the Company’s Secretary.  As such, Mr. Chin does not “control” the management of the Company.  Nevada Revised Statutes section 78.120 clearly states that the ultimate control of the affairs of the Company is vested in the board of directors.  NRS 78.120 states as follows:

    NRS 78.120  Board of directors: General powers.

      1.  Subject only to such limitations as may be provided by this chapter, or the articles of incorporation of the corporation, the board of directors has full control over the affairs of the corporation.

      2.  Except as otherwise provided in this subsection and subject to the bylaws, if any, adopted by the stockholders, the directors may make the bylaws of the corporation. Unless otherwise prohibited by any bylaw adopted by the stockholders, the directors may adopt, amend or repeal any bylaw, including any bylaw adopted by the stockholders. The articles of incorporation may grant the authority to adopt, amend or repeal bylaws exclusively to the directors.

      3.  The selection of a period for the achievement of corporate goals is the responsibility of the directors.

As controlling shareholder, Mr. Chin does have the power to elect and dismiss directors of his choosing.  However, he cannot dictate the board’s actions beyond that, as he is currently only one of three directors serving on the board.  Further, he does not control the management of the Company, as the management is appointed by the board, not by the shareholders.

Comment 11

Form 10-Q for the Quarter Ended March 31, 2009

Form 1Q-Q for the Quarter Ended June 30, 2009

Form 10Q for the Quarter Ended September 30, 2009

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have reviewed your response to comment 23 in our letter dated December 3, 2009. You filed this registration statement on Form 10 pursuant to Section 12(g) of the Exchange Act, which states that a registration statement filed pursuant to Section 12(g) is automatically effective 60 days from the date of filing. In accordance with Section 12(g), your registration statement became effective in February 2009 and you became subject to periodic reporting under Rules 13a-l and 13a-13 of the Exchange Act. Therefore, the reports for the periods ended March 31, 2009 and June 30, 2009 were required reports after effectiveness of your Form 10. Considering that management was unaware of your reporting obligations under applicable law and that your reports for these periods were filed late, please explain to us how you were concluded that your disclosure controls and procedures were effective as of March 31, 2009 and June 30, 2009. Alternatively, please amend your Forms 10-Q as appropriate to reflect management's conclusions and any changes in your internal control over financial reporting that occurred during the fiscal quarter. Refer to Items 307 and 308 of Regulation S-K.

Comment 23

Form 10-Q for the Quarter Ended March 31, 2009

Form 10-Q for the Quarter Ended June 30, 2009

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have reviewed your response to prior comment 21. We direct you to Rule 13a-15(e) of the Exchange Act, which specifically states that “the term disclosure controls and procedures means controls and other procedures for an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.” Therefore, please explain to us how you are able to conclude that your disclosure controls and procedures were effective in light of fact that you were late in filing your recent periodic reports. This comment also applies to your Form 10-Q for the quarter ended September 30, 2009.

Comment 21

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We note that management has concluded that your disclosure controls and procedures were effective for the above-referenced periods. Please tell us what consideration, if any, was given to your failure to timely file your periodic reports in making this determination.

Answer: The Registrant has filed amended Form 10-Qs for above periods with the following language:

Item 4T. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e)) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Pursuant to Rule 13a-15(b) under the Exchange Act, the Company carried out an evaluation with the participation of the Company’s management, including Peter Chin, the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of the three month period ended March 31, 2009. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedure, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

As of March 31, 2009, we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were ineffective due to our untimely filing of our required periodic reports. We have implemented controls around our reporting timelines to assist in mitigating this issue in the future.

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Peter Chin

Peter Chin

Chief Executive Officer